SCHEDULE 14A

(RULE 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. )

Filed by the Registrant [X]

Filed by a Party other than the Registrant [_]

Check the appropriate box:

[X]  Preliminary Proxy Statement

[_] Confidential, For Use of the Commission Only  (As Permitted by Rule 14a-6(e)(2))

[ ]  Definitive Proxy Statement

[_]  Definitive Additional Materials

[_]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

WATAIRE INTERNATIONAL, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]  No fee required

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

   (1) Title of each class of securities to which transaction applies:

   (2) Aggregate number of securities to which transaction applies:

   (3) Per unit price or other underlying value of transaction computed
pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee
is calculated and state how it was determined):

   (4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

## WATAIRE INTERNATIONAL, INC.

### NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
### TO BE HELD JANUARY  , 2010

Woodland Hills, California
February   , 2009

A Special Meeting of Stockholders (the "Special Meeting") of Wataire International, Inc., a Washington corporation (the "Company"), will be held at _____, on _____ , _____ __, 2010, at 10:00 A.M. (local time) for the following purposes:

1. To amend the Articles of Incorporation of the Company to increase the authorized number of shares of common stock from 100,000,000 shares, par value $.0001 per share, to 500,000,000 shares, par value $.0001 per share (Proposal No. 1); and

2. To transact such other business as may properly come before the Special Meeting and any adjournment or postponement thereof.

The Board of Directors has fixed the close of business on _____, February __, 2010, as the record date for determining the stockholders entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof. Shares of common stock can be voted at the meeting only if the holder is present at the meeting in person or by valid proxy. All stockholders are cordially invited to attend the Special Meeting in person. However, whether or not you expect to attend the Special Meeting in person, you are urged to mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the Special Meeting. If you send in your proxy card and then decide to attend the Special Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement.

By Order of the Board of Directors,

Robert Rosner
Chairman and Chief Executive Officer

**IMPORTANT**

**WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IF A QUORUM IS NOT REACHED, THE COMPANY WILL HAVE THE ADDED EXPENSE OF RE-ISSUING THESE PROXY MATERIALS. IF YOU ATTEND THE MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON.**

**THANK YOU FOR ACTING PROMPTLY**

**WATAIRE INTERNATIONAL, INC.**
**21900 Burbank Blvd, 3<sup>rd</sup> Floor**
**Woodland Hills, CA 91367**
**PROXY STATEMENT**

**GENERAL**

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of Wataire International, Inc., a Washington corporation (the "Company"), of proxies in the enclosed form for use in voting at the Special Meeting of Stockholders (the "Special Meeting") to be held at _____, on _____, _____ __, 2010, at 10:00 A.M. (local time), and any adjournment or postponement thereof.

Only holders of record of the Company's , par value $.0001 per share (the "common stock"), on February __, 2010 (the "Record Date") will be entitled to vote at the Special Meeting. At the close of business on the Record Date, the Company had outstanding _____ shares of common stock.

Any person giving a proxy in the form accompanying this Proxy Statement has the power to revoke it prior to its exercise. Any proxy given is revocable prior to the Special Meeting by an instrument revoking it or by a duly executed proxy bearing a later date delivered to the Secretary of the Company. Such proxy is also revoked if the stockholder is present at the Special Meeting and elects to vote in person.

The Company will bear the entire cost of preparing, assembling, printing and mailing the proxy materials furnished by the Board of Directors to stockholders. Copies of the proxy materials will be furnished to brokerage houses, fiduciaries and custodians to be forwarded to the beneficial owners of the common stock. In addition to the solicitation of proxies by use of the mail, some of the officers, directors and regular employees of the Company may (without additional compensation) solicit proxies by telephone or personal interview, the costs of which the Company will bear.

This Proxy Statement and the accompanying form of proxy is being sent or given to stockholders on or about February , 2010.

Stockholders of the Company's common stock are entitled to one vote for each share held. Such shares may not be voted cumulatively.

Each validly returned proxy (including proxies for which no specific instruction is given) which is not revoked will be voted "FOR" Proposal 1 as described in this Proxy Statement, unless specified otherwise in the proxy, and, at the proxy holders' discretion, on such other matters, if any, which may come before the Special Meeting (including any proposal to adjourn the Meeting).

Determination of whether a matter specified in the Notice of Special Meeting of Stockholders has been approved will be determined as follows.

As to Proposal No. 1, approval of the amendment of the Articles of Incorporation of the Company to increase the authorized number of shares of common stock, par value $.0001 per share, from 100,000,000 to 500,000,000, requires for approval the affirmative vote of the holders of a majority of the outstanding shares of the Company's common stock.

Abstentions will be considered shares present in person or by proxy and entitled to vote and, therefore, will have the effect of a vote against the matter. Broker non-votes will be considered shares not present for this purpose and will have no effect on the outcome of the vote. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present for the Special Meeting.

## INTEREST OF CERTAIN PERSONS IN OR OPPOSITION TO MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Proxy Statement, none of the following persons have any substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted upon:

1. any director or officer of our company since July 1, 2008, being the commencement of our last completed audited financial year; or

2. any associate or affiliate of any of the foregoing persons.

The shareholdings of our directors and officers are set forth below in the section entitled "Principal Stockholders."

## PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock as of January 1, 2010, by (a) each person known by the Company to own beneficially more than 5% of the Company's common stock, (b) each director of the Company who beneficially owns common stock, and (c) all officers and directors of the Company as a group. Each named beneficial owner has sole voting and investment power with respect to the shares owned.

As of January 1, 2010, there were 98,710,123 shares of common stock outstanding.

| Name and Address of Beneficial Owner | Position | Amount and Nature of Beneficial Ownership | Percent of Common Stock (1) |
|---|---|---|---|
| Robert Rosner 21550 Oxnard Street, Suite 300 Woodland Hills, California 91367 | CEO, Secretary Director | 41,498,328 shares (2) | 34.95% |
| Wataire Ecosafe Technologies Inc. 3033 King George Hwy Suite 24 Surrey, BC Canada | Shareholder | 13,400,000 shares (3) | 13.57% |
| All Directors and Officers as a group (1 person) | | 41,498,328 shares | 34.95% |

(1)  Based on 98,710,123 shares of common stock outstanding on January 1, 2010.

(2)  In addition to 21,498,328 shares of common stock owned directly, Mr. Rosner holds debentures convertible into an aggregate of 12,500,000 shares and warrants expiring September 30, 2014 to purchase an aggregate of 7,500,000 shares of common stock at an exercise price of $.01 per share.  The Company does not have a sufficient number of authorized but unissued shares of common stock to permit Mr. Rosner to convert the convertible debenture or exercise the warrants held by him.

(3) Voting and dispositive power over the shares held of record by Ecosafe Innotech Inc. (formerly, Wataire Ecosafe Technologies Inc., formerly Wataire Industries Inc.) is exercised by its board of directors.

Beneficial ownership of common stock has been determined for purposes of the above table in accordance with Rule 13d-3 under the Exchange Act, under which a person is deemed to be the beneficial owner of securities if such person has or shares voting power or investment power with respect to such securities, has the right to acquire beneficial ownership within 60 days or acquires such securities with the purpose or effect of changing or influencing the control of the Company. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this proxy statement upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that options and warrants that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Proxy Statement have been exercised.

**PROPOSAL NO. 1**

**APPROVE AN AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF THE COMPANY'S COMMON STOCK, PAR VALUE $.0001 PER SHARE, FROM 100,000,000 TO 500,000,000**

The Board of Directors of the Company has adopted a resolution unanimously approving and recommending to the Company's stockholders for their approval an amendment (the "Amendment") to the Company's Articles of Incorporation to provide for an increase of the number of shares of common stock that the Company is authorized to issue from 100,000,000 to 500,000,000.

As of December 31, 2009, with 100,000,000 shares of common stock authorized, we had 98,710,123 shares of common stock issued and outstanding; 7,500,000 shares of common stock are reserved for issuance upon the exercise of warrants; and 30,543,100 shares of common stock are reserved for issuance upon conversion of outstanding convertible Debentures.

On September 14, 2009, the Company issued $325,000 aggregate principal amount of 5% Convertible Subordinated Debentures, due October 1, 2011 (the "Debentures"). At the effective date of filing an amendment to the Articles of Incorporation of the Company providing for an increase in the number of authorized shares of Common Stock to at least 500,000,000 shares, the unpaid principal amount of the Debentures, together with unpaid accrued interest thereon, will be automatically converted into such number of shares of  Common Stock as is determined by dividing: (x) the sum of the unpaid principal and accrued interest by  (y) the conversion price of $0.01 per share. The Debentures are subordinated to Senior Debt of the Company (as defined in the Debentures). $125,000 principal amount

convertible subordinated debenture, due October 1, 2011, convertible into 12,500,000 shares of common stock, was issued to the Company's Chief Executive Officer in exchange for cancellation of debt in the amount of $125,000 owed by the Company to such officer. $200,000 principal amount of convertible subordinated debentures, due October 1, 2011, convertible into 20,000,000 shares of common stock were subscribed for by investors in the Company for $200,000.

The proceeds of the Debentures to the Company were used for cancellation of $125,000 debt, as described above, and the proceeds of the $200,000 principal amount of Debentures subscribed for by investors were used for working capital and the payment of outstanding payables.

The principal amount of and interest accrued on the Debentures will automatically be converted into shares of common stock, at a conversion price of $.01 per share, on the effective date of the filing of the Amendment, resulting in the issuance of in excess of 30,000,000 additional shares of common stock, which will have a dilutive effect on our stockholders holdings of our common stock.

Therefore, as of December 31, 2009, we have no shares of common stock available for other corporate purposes.  There are currently no set plans or arrangements relating to the possible issuance of any additional shares of common stock proposed to be authorized. We are not party to any agreements or understandings regarding any acquisitions, nor are any acquisitions under negotiation.

The Board of Directors recommends the proposed increase in the authorized number of shares of common stock to insure that a sufficient number of authorized and unissued shares is available (i) to raise additional capital for the operations of the Company, (ii) to provide conversion shares for outstanding convertible debentures and warrants, as described above, and (iii) to make options and shares available to employees, future non-employee directors and consultants of the Company as an incentive for services provided to the Company. Such shares would be available for issuance by the Board of Directors of the Company without further action by the stockholders, unless required by the Company's Articles of Incorporation or by the laws of the State of Washington. Neither the presently authorized shares of common stock nor the additional shares of common stock that may be authorized pursuant to the proposed amendment carry preemptive rights.

As of December 31, 2009, with 100,000,000 shares of common stock authorized, we had 98,710,123 shares of common stock issued and outstanding,  and therefore we had 1,289,877 shares available for issuance for the corporate purposes described above.

The additional shares of common stock, if issued, would have a dilutive effect upon the percentage of equity of the Company owned by present stockholders. The issuance of such additional shares of common stock might be disadvantageous to current stockholders in that any additional issuances would potentially reduce per share dividends, if any. Stockholders should consider, however, that the possible impact upon dividends is likely to be minimal in view of the fact that the Company has never paid dividends, has never adopted any policy with respect to the payment of dividends and does not intend to pay any cash dividends in the foreseeable future. In addition, the issuance of such additional shares of common stock, by reducing the percentage of equity of the Company owned by present stockholders, would reduce such present stockholders' ability to influence the election of directors or any other action taken by the holders of common stock.

If the amendment is approved, the Board of Directors will have the right, without further stockholder approval or action, to issue up to 500,000,000 shares of Common Stock. The ability of the Company to issue such shares of Common Stock may, under certain circumstances, make it more difficult for a third party to gain control of the Company (e.g., by means of a tender offer), prevent or substantially

delay such a change of control, discourage bids for the Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock.

If Proposal No. 1 is approved by the Company's stockholders, the Board of Directors expects to file a Articles of Amendment to the Company's Articles of Incorporation increasing the number of authorized shares of common stock as soon as practicable after the date of the Special Meeting. The Articles of Amendment would amend Article II of the Company's Articles of Incorporation to read as set forth in the text of the proposed Amendment to our Articles of Incorporation attached as Exhibit A to this Proxy Statement.

**RECOMMENDATION OF THE BOARD OF DIRECTORS:**

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL TO AMEND THE ARTICLES OF INCORPORATION.**

# WATAIRE INTERNATIONAL, INC.

# FINANCIAL INFORMATION

# WATAIRE INTERNATIONAL, INC.

## FINANCIAL STATEMENTS

### March 31, 2009 and 2008

### and

### Management's Discussion and Analysis of Financial Condition and Results of Operations

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

**THE BOARD OF WATAIRE INTERNATIONAL, INC.**

We have audited the accompanying consolidated balance sheets of Wataire International, Inc. (a Developmental Stage Company) as of March 31, 2009 and 2008, and the related statement of operations, stockholders equity and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wataire International, Inc. (a Developmental Stage Company) as of March 31, 2009 and 2008, the results of its' operations and its' stockholders equity and cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company's viability is dependent upon its ability to obtain future financing and the success of its future operations. These factors raise substantial doubt as to the Company's ability to continue as a going concern. Management's plan in regard to these matters is described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

**Gruber & Company, LLC Saint Louis, Missouri**
**July 22, 2009**

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS
as at March 31, 2009 and 2008
(Stated in US Dollars)

| | March 31, 2009 | March 31, 2008 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash | 35 | - |
| Accounts receivable | - | 2,800 |
| Prepaid expenses & retainer | 9,766 | 2,280 |
| Advance on marketing agreements | 250,000 | 250,000 |
| Advance on inventory | - | 174,635 |
| Inventory | 250,456 | 308,328 |
| Total Current Assets | 510,257 | 738,043 |
| Capital assets, net | 308 | 615 |
| Patents, Trademarks | 31,434 | 20,746 |
| Acquisitions of intangibles | 2,546,062 | 2,546,062 |
| **Total Assets** | 3,088,061 | 3,305,466 |
| | | |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts payable | 353,854 | 219,719 |
| Bank indebtedness | - | 5,885 |
| Shareholder loan and interest | 106,589 | 101,589 |
| Due to related parties | 1,280 | 2,280 |
| Deferred revenue | 189,067 | 154,540 |
| **Total Liabilities** | 650,790 | 484,013 |
| | | |
| **Stockholders' Equity** | | |
| **Capital stock** | | |
| **Authorized:** | | |
| 100,000,000 common shares with a par value of $0.0001 | | |
| 20,000,000 preferred shares with a par value of $0.0001, redeemable at $0.005 | | |
| Issued and outstanding: | | |
| 87,110,123 common shares (March 31, 2008: 74,399,011) | 8,711 | 7,440 |
| 27,501 preferred shares (March 31, 2008: 27,501) | 3 | 3 |
| Additional paid-in capital | 12,880,264 | 12,551,535 |
| Deficit accumulated during the development stage | (10,451,707) | (9,737,525) |
| **Total Equity** | 2,437,271 | 2,821,453 |
| **Total Liabilities and Stockholders' Equity** | 3,088,061 | 3,305,466 |

The accompanying notes are an integral part of the financial statements

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended March 31, 2009 and 2008 and
for the period August 17, 2000 (Inception) to March 31, 2009
(Stated in US Dollars)
(Audited)

| | Year ended March 31, | | August 17, 2000 (Inception) to March 31, |
|---|---|---|---|
| | 2009 | 2008 | 2009 |
| Sales | 174,540 | 195,792 | 488,102 |
| Cost of sales | (149,724) | (139,871) | (376,292) |
| Gross margin | 24,816 | 55,921 | 111,810 |
| Other income | - | - | 9,500 |
| | 24,816 | 55,921 | 121,310 |
| Expenses | | | |
| Advances written off | 149,542 | - | 234,542 |
| Amortization | 307 | 19,975 | 70,743 |
| Bad debt written off | 2800 | - | 2,800 |
| Consulting fees | 119,005 | 37,436 | 430,370 |
| Donated services | - | - | 11,250 |
| Foreign exchange (gain)/loss | 21,399 | (49,118) | (42,356) |
| General and administrative | 54,979 | 81,438 | 236,435 |
| Incorporation costs | - | - | 2,005 |
| Management fees | 180,000 | 137,360 | 646,883 |
| Marketing and promotion | 30,692 | 55,211 | 164,601 |
| Professional fees | 54,126 | 81,482 | 363,855 |
| Research & Development | 105,000 | 97,143 | 202,143 |
| Rent | 11,341 | 29,906 | 49,009 |
| Settlement of accounts payable | - | - | (3,250) |
| Stock-based compensation | - | 1,617,300 | 8,010,050 |
| Travel | 9,807 | 39,270 | 70,246 |
| Website development costs | - | - | 8,700 |
| Total Expenses | 738,998 | 2,147,403 | 10,458,026 |
| Loss from continuing operations | (714,182) | (2,091,482) | (10,336,716) |
| Loss from discontinued operations | - | - | (114,991) |
| Net loss for the period | (714,182) | (2,091,482) | (10,451,707) |
| Basic and diluted loss per share | (0.01) | (0.03) | |
| Weighted average number of shares outstanding | 80,863,905 | 70,725,144 | |

The accompanying notes are an integral part of the financial statements

# WATAIRE INTERNATIONAL, INC.

(Formerly Cimbix Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
for the period August 17, 2000 (Inception) to March 31, 2009
(Stated in US Dollars)
(Audited)

| | Common Shares | Amount | Share Subscriptions Received | Preferred Shares | Amount | Additional Paid-in Capital | Accum. Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|---|
| Common shares issued | 200 | - | | | | 10 | | 10 |
| Share subscriptions | | | 150,280 | | | | | 150,280 |
| Net loss for the period | | | | | | | (216,896) | (216,896) |
| Balance Sept 30, 2001 | 200 | - | 150,280 | - | - | 10 | (216,896) | (66,606) |
| Share subscriptions | | | 76,105 | | | | | 76,105 |
| Net loss for the year | | | | | | | (29,313) | (29,313) |
| Balance Sept 30, 2002 | 200 | - | 226,385 | - | - | 10 | (246,209) | (19,814) |
| Share subscriptions | | | 5,000 | | | | | 5,000 |
| Common shares issued | 80,160 | 8 | (231,385) | | | 232,542 | | 1,165 |
| Adjustment to number of shares outstanding as a result of the acquisition of Millennium Business Group USA, Inc. | | | | | | | | |
| Millennium Business Group USA, Inc. | (80,360) | (8) | | | | (232,552) | 232,560 | - |
| Cimbix Corporation | 170,240 | 17 | | | | 232,543 | (232,560) | - |
| Fair value of shares issued in connection with the acquisition of Millennium Business Group USA, Inc. | 80,360 | 8 | | 2,501 | 1 | (9) | | - |
| Net asset deficiency of legal parent at date of reserve take-over transaction | | | | | | | (20,167) | (20,167) |
| Common shares issued | 2,772 | - | | | | 13,810 | | 13,810 |
| Common shares issued | 1,000 | - | | | | 7,500 | | 7,500 |
| Donated services | | | | | | 2,250 | | 2,250 |
| Net loss for the year | | | | | | | (98,849) | (98,849) |
| Balance Sept 30, 2003 | 254,372 | 25 | - | 2,501 | 1 | 256,094 | (365,225) | (109,105) |

The accompanying notes are an integral part of the financial statements

# WATAIRE INTERNATIONAL, INC.

(Formerly Cimbix Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
for the period August 17, 2000 (Inception) to March 31, 2009
(Stated in US Dollars)
(Audited)

| | Common Shares | Amount | Preferred Shares | Amount | Additional Paid-in Capital | Accum. Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance Sept 30, 2003 | 254,372 | 25 | 2,501 | 1 | 256,094 | (365,225) | (109,105) |
| Common shares issued | 5,000 | 1 | | | 49,999 | | 50,000 |
| Common shares issued | 600,000 | 60 | | | 29,940 | | 30,000 |
| Net loss for the year | | | | | | (227,180) | (227,180) |
| Balance Sept 30, 2004 | 859,372 | 86 | 2,501 | 1 | 336,033 | (592,405) | (256,285) |
| Common shares issued | 160,000 | 16 | | | 484 | | 500 |
| Common shares issued | 36,000,000 | 3,600 | | | 86,400 | | 90,000 |
| Common shares issued | 8,960,000 | 896 | | | 94,304 | | 95,200 |
| Common shares issued | 2,440,000 | 244 | | | 121,756 | | 122,000 |
| Common shares issued | 250,000 | 25 | | | 11,225 | | 11,250 |
| Disposal of MBG | | | | | (140,949) | | (140,949) |
| Net loss for the year | | | | | | (79,243) | (79,243) |
| Balance Sept 30, 2005 | 48,669,372 | 4,867 | 2,501 | 1 | 509,253 | (671,648) | (157,527) |
| Common shares issued | 336,000 | 34 | | | 15,086 | | 15,120 |
| Common shares issued | 10,000,000 | 1,000 | | | 619,000 | | 620,000 |
| Common shares issued | 440,000 | 44 | | | 109,956 | | 110,000 |
| Common shares issued | 1,000,000 | 100 | | | 559,900 | | 560,000 |
| Inventory donated | | | | | 9,945 | | 9,945 |
| Net loss for the year | | | | | | (297,661) | (297,661) |
| Balance Sept 30, 2006 | 60,445,372 | 6,045 | 2,501 | 1 | 1,823,140 | (969,309) | 859,877 |
| Common shares issued | 272,536 | 27 | | | 204,375 | | 204,402 |
| Common shares issued | 1,834,045 | 183 | | | 880,157 | | 880,340 |
| Common shares issued | 1,000,000 | 100 | | | 409,900 | | 410,000 |
| Common shares issued | 4,800,000 | 480 | | | 959,520 | | 960,000 |
| Stock-based compensation | | | | | 8,010,050 | | 8,010,050 |
| Net loss for the year | | | | | | (8,430,656) | (8,430,656) |
| Balance Sept 30, 2007 | 68,351,953 | 6,835 | 2,501 | 1 | 12,287,142 | (9,399,965) | 2,894,013 |
| Common shares issued | 2,058,823 | 205 | | | 349,795 | | 350,000 |
| Common shares issued | 588,235 | 60 | | | 99,940 | | 100,000 |
| Common shares issued | 4,400,000 | 440 | | | 219,560 | | 220,000 |
| Cancellation of shares | (1,000,000) | (100) | | | (409,900) | | (410,000) |
| Preferred shares issued | | | 25,000 | 2 | 4,998 | | 5,000 |
| Net loss for the period | | | | | | (337,560) | (337,560) |
| Balance March 31, 2008 | 74,399,011 | 7,440 | 27,501 | 3 | 12,551,535 | (9,737,525) | 2,821,453 |
| Common shares issued | 1,600,000 | 160 | | | 79,840 | | 80,000 |
| Common shares issued | 1,111,112 | 111 | | | 99,889 | | 100,000 |
| Common shares issued | 1,000,000 | 100 | | | 59,900 | | 60,000 |
| Common shares issued | 1,000,000 | 100 | | | 49,900 | | 50,000 |
| Common shares issued | 8,000,000 | 800 | | | 39,200 | | 40,000 |
| Net loss for the year | | | | | | (714,182) | (714,182) |
| Balance March 31, 2009 | 87,110,123 | 8,711 | 27,501 | 3 | 12,880,264 | (10,451,707) | 2,437,271 |

# WATAIRE INTERNATIONAL, INC.

(Formerly Cimbix Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the year ended March 31, 2009 and 2008 and
for the period August 17, 2000 (Inception) to March 31, 2009
(Stated in US Dollars)
(Audited)

| | Year ended March 31, 2009 | 2008 | August 17, 2000 (Inception) to March 31, 2009 |
|---|---|---|---|
| **Operating Activities** | | | |
| Loss from continuing operations | (714,182) | (2,091,322) | (10,451,707) |
| Adjustments to reconcile loss to cash used in operating activities : | | | |
| Amortization | 307 | 19,975 | 70,743 |
| Donated services | - | - | 11,250 |
| Website development costs written off | - | - | 8,700 |
| Shares issued for services | - | - | 122,070 |
| Advances written off | 149,542 | - | 199,542 |
| Change in non-cash working capital items : | | | |
| Accounts receivable | 2800 | 4,100 | - |
| Prepaid expenses and retainers | (7,486) | (6,418) | (9,766) |
| Deferred revenue | 34,527 | 154,540 | 189,067 |
| Advance on marketing agreements | - | - | (250,000) |
| Stock-based compensation | - | 1,617,300 | 8,010,050 |
| Advance on inventory | 25,093 | 123,734 | (149,541) |
| Inventory | 57,872 | (305,403) | (246,361) |
| Accounts payable | 32,546 | 140,062 | 353,854 |
| | (418,981) | (343,432) | (2,142,099) |
| **Investing Activities** | | | |
| License payment advanced | - | - | (50,000) |
| Capital assets | - | (922) | (922) |
| Advanced to subsidiaries | - | - | (115,091) |
| Acquisition of intangibles-net | (10,688) | (1,023,886) | (1,467,624) |
| Website development costs | - | - | (8,700) |
| Proceeds from disposition of subsidiaries | - | - | 100 |
| | (10,688) | (1,024,808) | (1,642,237) |
| **Financing Activities** | | | |
| Bank indebtedness | (5,885) | 5,885 | - |
| Promissory notes payable | - | (36,000) | - |
| Shareholder loan & interest | 106,589 | - | 106,589 |
| Due to related parties | (1,000) | (159,495) | 1,280 |
| Shares issued for cash | 180,000 | 985,341 | 1,792,102 |
| Shares issued for Intangibles | - | 79,658 | 960,000 |
| Shares issued for Debt | 150,000 | 409,313 | 559,313 |
| Shares issued for Promissory Notes | - | 69,247 | 365,087 |
| | 429,704 | 1,353,949 | 3,784,371 |
| Increase/(Decrease) in Cash | 35 | (14,291) | 35 |
| Cash, beginning | - | 14,291 | - |
| Cash, ending | 35 | - | 35 |

The accompanying notes are an integral part of the financial statements

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Stated in US Dollars)
(Audited)

**Note 1.  General Organization And Business**

The Company was incorporated on August 17, 2000 in the State of Washington, USA
and the Company's common shares are publicly traded on the OTC Bulletin Board.
On September 26, 2006, the Company approved a name change from Cimbix Corporation
to Wataire International, Inc.

The Company markets and distributes atmospheric water generator machines. It also
owns all of the intellectual property relating to a water treatment process and devices
for water-from-air machines. Management plans to further evaluate, develop and manage
the commercialization, sub-license and/or commercial sale of these products.

These consolidated financial statements have been prepared in accordance with
generally accepted accounting principles applicable to a going concern, which assumes
that the Company will be able to meet its obligations and continue its operations for its
operations for its next fiscal year. Realization values may be substantially different from
carrying values as shown and these financial statements do not give effect to adjustments
that would be necessary to the carrying values and classification of assets and
liabilities should the Company be unable to continue as a going concern. At March 31,
2009, the Company had not yet achieved profitable operations, has accumulated losses
of $10,451,707 since its inception and expects to incur further losses in the development
of its business, all of which cast substantial doubt about the Company's ability to
continue as a going concern.

The Company's ability to continue as a going concern is dependent upon future profitable
operations and/or the necessary financing to meet its obligations and repay its liabilities
arising from normal business operations when they come due. Management has obtained
additional funds by related party advances, however there is no assurance that this
additional funding is adequate and further funding may be necessary.

**Note 2.  Significant Accounting Policies**

These consolidated financial statements have been prepared in accordance with generally
accepted accounting principles in the United States of America and are stated in US
dollars. Because a precise determination of many assets and liabilities is dependent upon
future events, the preparation of financial statements for a period necessarily involves the
use of estimates which have been made using careful judgment. Actual results may differ
from these estimates.

The financial statements have, in management's opinion, been properly prepared within
the framework of the significant accounting policies summarized below :

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Stated in US Dollars)
(Audited)

(a)  Development Stage Company

The Company is a development stage company as defined in the Statements of Financial Accounting Standards ("SFAS") No. 7. The Company is devoting substantially all of its present efforts to establish a new business and none of its planned principal operations have commenced. All losses accumulated since inception has been considered as part of the Company's development stage activities.

(b)  Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Petsmo Inc. and Aqua Technologies, Inc. All inter-company transactions and balances have been eliminated.

(c)  Financial Instruments

The carrying values of cash, accounts receivable, accounts payable, promissory notes payable and due to related parties approximate fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(d)  Inventory

Inventory, which consists of finished goods, is valued at the lower of cost net realizable value using the first in first out (FIFO) method.

(e)  Website Development Costs

Under the provisions of Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," the Company previously capitalized costs of design, configuration, coding, installation and testing of the Company's website up to its initial implementation. Costs are amortized to expense over an estimated useful life of three years using the straight-line method. Ongoing website post-implementation cost of operations, including training and application, are expensed as incurred. The Company evaluates the recoverability of website development costs in accordance with Financial Accounting Standards No. 121 " Accounting of the Impairment of Long Lived Assets."

(f)  Intangible Assets and Amortization

The Company has adopted SFAS No. 142 "Goodwill and Other Intangible Assets", which requires that goodwill not be amortized, but that goodwill and other intangible assets be tested annually for impairment. Intangible assets with a finite life will be amortized over the estimated useful life of the asset. The Company's operational policy for the assessment and measurement of any impairment in the intangible assets, which primarily relates to contract-based intangibles such as license agreements and extensions, is to evaluate annually, the recoverability and remaining life of its intangible assets to determine the fair value of these assets.

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Stated in US Dollars)
(Audited)

(g)  Revenue Recognition

The Company receives revenues from the sale of water generator machines. The Company recognizes revenues when persuasive evidence of an arrangement exists, the product is delivered and collection is reasonably assured. A one-year warranty is provided by the Company on all its products.

(h)  Income Taxes

The Company follows SFAS No. 109, "Accounting for Income Taxes" which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

(i)  Basic and Diluted Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128. "Earnings Per Share". SFAS 128 requires presentation of both basic and diluted earnings per share ("ESP") on the face of the income statement. Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS gives effect to all dilative potential common shares outstanding during the year including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the year is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilative potential common shares if their effect is anti dilative.

(j)  Stock-based Compensation

In December 2004, the Financial Accounting Standards Board issued FAS 123R "Share-Based Payment", a revision to FAS 123. FAS 123R replaces existing requirements under FAS 123 and APB 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. FAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. For small business filers, FAS 123R is effective for interim or annual periods beginning after December 15, 2005. The Company adopted FAS 123R on October 1, 2006.

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Stated in US Dollars)
(Audited)

(k)  Foreign Currency Translation

The Company translates foreign currency transactions and balances to its reporting currency, United States dollars, in accordance with SFAS No. 52, "Foreign Currency Translation". Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year. Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or the liabilities assumed. Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date. All exchange gains and losses are included in the determinination of net income (loss) for the year.

(l)  Reclassifications

Certain items in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current period's presentation. These reclassifications have no effect to the previously reported income (loss).

(m)  Change in Reporting Year

The Company adopted March 31 as its fiscal year end from September 30 in 2008.

(n)  Recently Issued Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe SFAS No. 162 will have a material impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not believe SFAS No. 161 will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141, Business Combinations, that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in SFAS No. 141(R). In addition, SFAS No. 141(R) requires acquisition costs and restructuring costs that the acquirer expected but was not obligated to incur to be recognized separately from the business combination, therefore, expensed instead of part of the purchase price allocation. SFAS No. 141(R) will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company expects to adopt SFAS No. 141(R) to any business combinations with an acquisition date on or after January 1, 2009. The Company does not believe SFAS No. 141(R) will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51. SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The Company does not believe SFAS No. 160 will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits an entity to irrevocably elect fair value on a contract-by-contract basis as the initial and subsequent measurement attribute for many financial assets and liabilities and certain other items including insurance contracts. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, Fair Value Measurements. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its financial condition or results of operations.

## Note 3.  Related Party Transactions

During the year ended March 31, 2009, directors of the company charged the following expenses to the Company:

| | |
|---|---|
| Management fees | $180,000 |
| Loan interest | $5,000 |

**Note 4. Common Stock**

For the Year Ended March 31, 2008

Share Subscriptions

The Company entered into a private placement agreement to issue 588,235 common stock at $0.17 per share for proceeds of $100,000 on December 5, 2007 to an accredited investor.

Share For Debt Settlements

On October 5, 2007, the Company approved the issuance of 2,058,823 units at $0.17 per unit to settle amounts due to a director of the Company and a shareholder of the Company totaling $350,000. Each unit contained one common share and one share purchase warrant exercisable at $0.17 per share on or before September 30, 2010.

On March 19, 2008 the Company approved the issuance of 4,400,000 units at $0.05 per unit to settle amounts due to a director of the Company totaling $220,000. Each unit contained one common share and one half share purchase warrant exercisable at $0.05 per share on or before March 18, 2011.

On March 19, 2008 the Company approved the issuance of 25,000 preferred shares at $0.20 per share to settle amounts due to a director of the Company totaling $5,000.

For the Year Ended March 31, 2009

Share Subscriptions

On April 8, 2008, the Company entered into an agreement to issued 1,600,000 units at $0.05 per unit with Darfield Financial Corp. for an aggregate amount of $80,000. Each unit consists of one common share and one half warrant exercisable at $0.05 per share on or before April 7, 2011.

On May 30, 2008 the Company entered into a private placement agreement to issued 1,111,112 common stock at $0.09 per share for proceeds of $100,000 to two accredited investors and to issued 555,556 common stock to each investor.

Share For Debt Settlements

On June 17, 2008, the Company approved the issuance of 1,000,000 units at $0.06 per share to settle amounts due to a director of the Company totaling $60,000. Each unit contain one common share and one share warrant exercisable at $0.06 per share on or before June 16, 2011.

On July 8, 2008, the Company approved the issuance of 1,000,000 units at $0.05 per share to settle amounts due to a director of the Company totaling $50,000. Each unit contain one common share and one share warrant exercisable at $0.05 per share on or before July 7, 2011.

On January 9, 2009, the Company approved the issuance of 8,000,000 common shares at $0.005 per share to settle amounts due to a director of the Company totaling $40,000.

On February 26, 2009, the Company have signed agreement with existing warrant options holders to cancel all existing warrant options available to the Company.

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Stated in US Dollars)
(Audited)

**Note 5.  Warrants**

During February 2009, the Company received signed consent agreements with all existing warrant holders that cancel the entire balance of 7,058,823 outstanding warrants.

**Note 6.  Stock Options and Stock Based Compensation**

During 2006, the Company authorized a share option plan under which employees were granted options to purchase shares of authorized but unissued, common shares. During the years ended March 31, 2009 and 2008, all options issued in this plan were either forfeited as options went unexercised due to employee terminations or cancelled  via signed consent agreements with all remaining option holders.

SFAS No. 123R also required the Company to change its classification, in the consolidated statement of cash flows, of any tax benefits realized upon the exercise of stock options in excess of that which is associated with the expense recognized for financial reporting purposes. No significant tax benefits were recognized for the periods ended March 31, 2009 or 2008.

The Black-Scholes valuation model was utilized in estimating the calculated value, with the following weighted average assumptions:

|  | 2009 | 2008 |
|---|---|---|
| Expected Dividend Yield | 0.00% | 0.00% |
| Risk Free Interest Rate | 3.00% | 4.58% |
| Expected Volatility | 150% | 153% |
| Expected Option Life (in years average) | 0.00 | 5.53 |

A summary of the status of the Company's share option plan for the periods ended as of March 31, 2009 and 2008, is as follows:

|  | Number of Options | | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding March 31, 2007 | - | $ | - |
| Granted | 12,270,000 | $ | 0.71 |
| Forfeited/Cancelled | (7,075,000) | $ | 0.75 |
| Exercised | - | $ | - |
| Outstanding March 31, 2008 | **5,195,000** | **$** | **0.67** |
| Granted | - | $ | - |
| Forfeited/Cancelled | (5,195,000) | $ | 0.67 |
| Exercised | - | $ | - |
| Outstanding March 31, 2009 | - | $ | - |

There was no compensation charge associated with stock options included in the statement of operations for the years ended March 31, 2009 and 2008.

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Stated in US Dollars)
(Audited)

## Note 7.  Contingencies

### Agreement

On December 11, 2006 and December 12, 2006, the Company entered into two marketing agreements in which the Company would pay $1,000,000 and issue 1,000,000 common shares. During the year ended March 31, 2008, the Company paid $250,000 in respect to the cash portion of the agreements and had issued 1,000,000 common shares of the Company.  The 1,000,000 shares issued were not released to the marketing company as it has not commenced its branding and marketing efforts and the contract has expired. The 1,000,000 shares have been returned back to treasury. The $250,000 is classified as an Advance on Marketing Agreements on the balance sheet. The Company is currently re-negotiating new terms on this agreement.

### Legal

On October 11, 2006, the Company was named as a co-defendant in a lawsuit whereby The plaintiffs were claiming general damages, with respect to funds totaling approximately $94,000 which were allegedly misappropriated, interest, costs and such further and other relief as the court may deem just. Management of the Company believed the claim was without merit and was unlikely to succeed. The Company filed a statement of defense denying the allegations and a counterclaim for defamation. The court ordered a severance of the action, and required the plaintiffs to prove their damages, before proceeding to trial on issues of liability. The lawsuit by the plaintiffs was dismissed on October 6, 2008.

Aquaduct International. LLC v. Wataire International, Inc. et. ai, Los Angeles County Superior Court Case No. LC083752. This litigation was commenced on December 11, 2008 by the Company's former distributor over the alleged purchase of certain atmospheric water machines. On July 20, 2009, the Company answered the lawsuit and filed a cross-complaint against the plaintiff. Both parties are interested in resolving this dispute informally rather than proceeding further into litigation. To that end, mediation has been scheduled for August 20, 2009 in Los Angeles County with a private mediator. We cannot provide a reasonable evaluation of the likelihood of an unfavorable outcome at this time since no discovery has commenced on the Company's cross-complaint and only very basic discovery has been performed in connection with the complaint. No loss provision has been recorded as of March 31, 2009.

## Note 8.  Inventory

At March 31, 2009 and 2008, inventories are comprised of finished water-from-air machines totaling $250,456, and $308,328, respectively.

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Stated in US Dollars)
(Audited)

## Note 9. Intangibles

On April 25, 2007, the Company entered into an agreement to acquire all of the intellectual property ("IP") relating to a water treatment process and related devices for water-from-air machines from Wataire Industries Inc., Canadian Dew Technologies Inc., Terrence Nylander and Roland Wahlgren. Mr. Nylander was at the time of signing the agreement and currently, the President of the Company. Consideration for the purchase of the IP was $476,190 (CAD $500,000), which was paid on March 31, 2007, the issuance of 4,800,000 shares of common stock of the Company, the agreement by the Company to pay a royalty equal to 5% of the gross profits from the sales of all apparatus or products relating to the IP for a period of 30 years from April 25, 2007 and a royalty equal to 5% of gross licensing revenues on the IP. This consideration is in addition to the 11,000,000 shares of common stock previously issued for the license rights as disclosed in the Company's annual September 30, 2006 audited consolidated financial statements. The IP acquisition was completed in July 2007.

The IP acquired by the Company includes all copyrights, patent rights, trade secret rights, trade names, trademark rights, process information, technical information, contract rights and obligations, designs, drawings, inventions and all other intellectual and industrial property rights of any sort related to or associated with the invention.

The intangibles consist of patents and trademark applications of $31,434 and the cost of the acquisition of IP Technology of $2,546,062 as described above.

| | | |
|---|---|---|
| Patents, Trademark applications | $ | 31,434 |
| | | |
| 4,800,000 shares issued to Wataire Ecosafe and Canadian Dew Technologies | $ | 960,000 |
| Cash consideration | | 476,190 |
| Remaining license rights including 11,000,000 shares issued to Wataire Ecosafe | | 1,109,872 |
| | $ | 2,546,062 |

## Note 10. Deferred Revenue

As of March 31, 2009 and 2008, deferred revenue totaled $189,067 and $154,540, respectively, consisting of cash payments made by customers in advance of product shipment. Revenue will be recognized when finished goods are shipped to the customer.

## Note 11. Shareholder Loan

During the period ended March 31, 2008, the Company's CEO loaned the Company $100,000. This loan is payable on demand with interest accruing at 5% per annum. Accrued interest at March 31, 2009 and 2008, totaled $6,589 and $1,589, respectively, and is included in the loan balance.

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2009
(Stated in US Dollars)
(Audited)

**Note 12.  Subsequent Events**

Subsequent to March 31, 2009:

The Company approved the issuance of 4,000,000 common shares at $0.005 per share totaling $20,000 to an individual for indebtedness to the Company.

Effective June 12, 2009, the Company's Chief Financial Officer and Treasurer resigned and a new Director holding the same title was appointed.

On  July 16, 2009, the Company approved consulting agreements with 3 individuals. The Company intends to pay for these services by issuing common shares to the consultants in lieu of consulting fees and registering these shares by filing an S-8 registration statement under the Securities Act of 1933.  The total number of shares to be issued totals 6,900,000 common shares.

**Note 13.  Income Taxes**

The Company has losses for tax purposes totaling $10,451,707 which may be applied against future taxable income. These losses begin to expire in 2027. The potential tax benefit arising from these losses has not been recorded in the consolidated financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**.

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and notes thereto and the other financial information included elsewhere in this report. Certain statements contained in this report, including, without
limitation, statements containing the words "believes," "anticipates," "expects" and words of similar import, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward–looking statements involve known and unknown risks and uncertainties.  Our actual results may differ materially from those anticipated in these forward–looking statements as a result of certain factors, including our ability to create, sustain, manage or forecast our growth; our ability to attract and retain key personnel; changes in our business strategy or development plans; competition; business disruptions; adverse publicity; and international, national and local general economic and market conditions.

**Overview**

Wataire is a Washington corporation incorporated on August 17, 2000.  Wataire is currently in the development stage and has completed its acquisition of all of the intellectual property relating a water treatment process and devices for water–from–air machines.  The agreements previously executed between the Company and Ecosafe have been terminated and cancelled and forms part of the current agreement.  To this end, the Company's future results of operation will be highly dependent upon the success of its efforts to sell and market its products and technologies. The Company plans to sell its products to distributors and also through multiple indirect channels, such as resellers. The marketing and sales of these products are highly dependent

**Results of Operations for the Years ended March 31, 2009**

The audited operating results and cash flows are presented for the year ended March 31, 2009 and March 31, 2008 and for the period of inception to March 31, 2009.

Revenues. For the year ended March 31, 2009, we had total revenue of $174,540 compared to $195,792 for the year ended March 31, 2008.

Operating Expenses.  For the year ended March 31, 2009, we had total operating expenses of $714,182 as compared to $2,147,403 for the year ended March 31, 2008. The decrease was predominately due to the stock based compensation of $1,617,300.

Management Fees.  For the year ended March 31, 2009, we had management fees of $180,000 as compared to $137,360 for the year ended March 31, 2008, an increased of $42,640 in management fees.

Professional Fees.  For the year ended March 31, 2009, we had professional fees of $54,126 as compared to $81,482, a decrease of $27,356.

Net Loss.  The net loss for the year ended March 31, 2009 was $714,182 as compared to $2,091,482 for the year ended March 31, 2008, a decrease of $1,377,300. The decrease was generally due to the stock based compensation of $1,617,300.

**Plan of Operation**

We currently have minimal cash reserves and a significant working capital deficit.  Accordingly, our ability to pursue our plan of operations is contingent on our being able to obtain funding for the development, marketing and commercialization of our products and services.
Management plans, as soon as finances permit, to hire additional management and staff for its US-based operations especially in the areas of finance, sales, marketing, and investor/public relations.  The Company may also choose to outsource some of its marketing requirements by utilizing a series of independent contractors based on the projected size of the market and the compensation necessary to retain qualified employees.  The Company engaged a marketing firm to handle the Company's branding, marketing, advertising, media and public relations for the planned upcoming 2008 North American launch of its consumer product line of atmospheric water generators.  The term of the engagement is for one year, and the Company has paid the marketing firm $250,000 and issued 1,000,000 shares of common stock that has been registered on Form S-8 for their services. The marketing agreements expired and the Company has not commenced its branding and marketing efforts and therefore the shares were not released by the

Company. The Company is currently re-negotiating the terms of its agreements with the marketing firm.

To achieve our new operational plan, we will need to raise substantial additional capital for our operations through licensing fees and product sales, sale of equity securities and/or debt financing.  We have no cash to fund our operations at this time, so we plan to sell licenses and products, offer common stock in private placements as well as seeking debt financing during the next 12 months to raise up to $8,000,000.
 We believe the proceeds from such efforts will enable us to expand our operations, buy inventory and start our marketing campaign.

Due to the "start up" nature of the Company's business, the Company expects to incur losses as the Company conducts its ongoing research, product and systems development programs.  We will require additional funding to continue our operations, for marketing expenses, to pursue regulatory approvals for our products, for any possible acquisitions or new technologies, and we may require additional funding to establish manufacturing capabilities in the future.  We may seek to access the public or private equity markets whenever conditions are favorable.  We may also seek additional funding through strategic alliances or collaborate with others. We cannot assure you that adequate funding will be available on terms acceptable to us, if at all. Because we are presently in the early stages of development and promotional stages of our business, we can provide no assurance that we will be successful with our efforts to establish any revenue.  In order to pursue our existing operational plan, we are dependent upon the continuing sales and financial support of creditors and stockholders until such time when we are successful in raising debt/equity capital to finance the operations and capital requirements of the Company or until such time that we can generate sufficient revenue from our various divisions.

**Liquidity and Financial Resources**

The Company remains in the development stage since inception.
 Operations were financed through proceeds from sales and the issuance of equity and loans from directors.  The directors have also advanced funds into the Company to cover cash flow deficiencies . The advances have no stated repayment terms. These funds were used to pay inventory, services, legal and

accounting expenses along with several other miscellaneous operational infrastructure costs.

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  At March 31, 2009, we have been unsuccessful in our efforts to raise additional capital to meet our plan of operations. Our cash position as of March 31, 2009 was $35. Since inception, we have recognized no significant revenue. We have accumulated operating losses of $10,451,707. At the present time, and over the next twelve months, our primary focus will be to develop our marketing plan, new initiatives and operational plan to establish sales and to explore various methods for raising additional funds.

**Critical Accounting Policies**

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial statements requires the Company to make estimates and judgments that affect the reported amount of assets, liabilities, and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to intangible assets, income taxes and contingencies and litigation. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. They also issued Statement of Financial Accounting Standards No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets, and Statement of Financial Accounting Standards No. 144,

Accounting for the Impairment or Disposal of Long-Lived Assets, in August and October 2001, respectively.

SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 supersedes APB Opinion No. 16, Business Combinations, and Statement of Financial Accounting Standards No. 38, Accounting for Pre-acquisition Contingencies of Purchased Enterprises, and is effective for all business combinations initiated after June 30, 2001.

SFAS No. 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under the new rules, the Company is no longer required to amortize goodwill and other intangible assets with indefinite lives, but will be subject to periodic testing for impairment. SFAS 142 supersedes APB Opinion No. 17, Intangible Assets. The Company's operational policy for the assessment and measurement of any impairment in the value of goodwill and intangible assets, which primarily relates to contract-based intangibles such as license agreements and extensions, is to evaluate annually, the recoverability and remaining life of its intangible assets to determine the fair value of these assets. The methodologies to be used to estimate fair value include the use of estimates and assumptions, including projected revenues, earnings and cash flows. If the fair value of any of these assets is determined to be less than its carrying value, the Company will reflect the impairment of any such asset over its appraised value.

SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), and APB Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and

Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective in fiscal years beginning after

December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. The Company records impairment losses on long lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In such cases, the amount of the impairment is determined on the relative values of the impaired assets.

Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Financial Statements, addresses consolidation by business enterprises of variable interest entities. It is effective immediately for variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities acquired before February 1, 2003. The implementation of Interpretation No. 46 did not have a material effect on the Company's financial statements.

SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, amends and clarifies accounting for derivative instruments under SFAS No. 133. It is effective for contracts entered into after June 30, 2003. The impact of adoption of this statement is not expected to be significant.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adoption of this statement is not expected to be significant.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets, an amendment of APB No. 29, Accounting for Non-monetary Transactions. SFAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at

carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement 123 (revised 2004) which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation.  This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains services in share-based payment transactions. This Statement requires a public entity to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award the requisite service period (usually the vesting period).

# WATAIRE INTERNATIONAL, INC.

## FINANCIAL STATEMENTS

## SEPTEMBER 30, 2009 and 2008
## (UNAUDITED)

**and**

Management's Discussion and Analysis of Financial Condition and Results of Operations

# WATAIRE INTERNATIONAL, INC.

(Formerly Cimbix Corporation)

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

as at September 30, 2009 and March 31, 2009

(Stated in US Dollars)

| | Unaudited Sept. 30, 2009 | Audited March 31, 2009 |
|---|---|---|
| **Assets** | | |
| **Current Assets** | | |
| Cash | 65 | 35 |
| Prepaid expenses & retainer | 9,758 | 9,766 |
| Advance on marketing agreements | 250,000 | 250,000 |
| Inventory | 250,456 | 250,456 |
| Total Current Assets | 510,279 | 510,257 |
| Capital assets, net | 154 | 308 |
| Patents, Trademarks | 31,434 | 31,434 |
| Acquisitions of intangibles | 2,546,062 | 2,546,062 |
| **Total Assets** | 3,087,929 | 3,088,061 |
| **Liabilities** | | |
| **Current Liabilities** | | |
| Accounts payable | 427,385 | 353,854 |
| Shareholder loan and interest | - | 106,589 |
| Due to related parties | 48,872 | 1,280 |
| Deferred revenue | 168,424 | 189,067 |
| Total Current Liabilities | 644,681 | 650,790 |
| **Long Term Liabilities** | | |
| 5% Convertible Debentures | 125,000 | - |
| **Total Liabilities** | 769,681 | 650,790 |
| **Stockholders' Equity** | | |
| **Capital stock** | | |
| **Authorized:** | | |
| 100,000,000 common shares with a par value of $0.0001 | | |
| 20,000,000 preferred shares with a par value of $0.0001, redeemable at $0.005 | | |
| Issued and outstanding: | | |
| 98,710,123 common shares (March 31, 2009: 87,110,123) | 9,871 | 8,711 |
| 27,501 preferred shares (March 31, 2009: 27,501) | 3 | 3 |
| Additional paid-in capital | 13,051,104 | 12,880,264 |
| Deferred Stock-Based Comp. | (126,667) | - |
| Deficit accumulated during the development stage | (10,616,063) | (10,451,707) |
| **Total Equity** | 2,318,248 | 2,437,271 |
| **Total Liabilities and Stockholders' Equity** | 3,087,929 | 3,088,061 |

The accompanying notes are an integral part of the financial statements

# WATAIRE INTERNATIONAL, INC.

(Formerly Cimbix Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended September 30, 2009 and 2008 and
for the six months ended September 30, 2009 and 2008 and
for the period August 17, 2000 (Inception) to September 30, 2009
(Stated in US Dollars)
(Unaudited)

| | For the 3 months ended September 30, | | For the 6 months ended September 30, | | August 17, 2000 (Inception) to Sept. 30, |
| --- | --- | --- | --- | --- | --- |
| | 2009 | 2008 | 2009 | 2008 | 2009 |
| Sales | - | - | - | 154,540 | 488,102 |
| Cost of sales | - | - | - | (102,104) | (376,292) |
| Gross margin | - | - | - | 52,436 | 111,810 |
| Other income | - | - | - | - | 9,500 |
| | - | - | - | 52,436 | 121,310 |
| Expenses | | | | | |
| Advances written off | - | - | - | - | 234,542 |
| Amortization | 77 | 77 | 154 | 154 | 70,897 |
| Bad debt written off | - | - | - | - | 2,800 |
| Consulting fees | 600 | 29,005 | 600 | 119,005 | 430,970 |
| Donated services | - | - | - | - | 11,250 |
| Foreign exchange (gain)/loss | - | 4,627 | - | 6,028 | (42,356) |
| General and administrative | 9,513 | 8,810 | 15,632 | 44,705 | 252,067 |
| Incorporation costs | - | - | - | - | 2,005 |
| Management fees | 45,000 | 45,000 | 90,000 | 90,000 | 736,883 |
| Marketing and promotion | 13,000 | 27,149 | 13,000 | 29,513 | 177,601 |
| Professional fees | 22,884 | 4,168 | 35,994 | 31,548 | 399,849 |
| Research & Development | - | 25,000 | - | 105,000 | 202,143 |
| Rent | - | 1,875 | - | 5,732 | 49,009 |
| Settlement of accounts payable | - | - | - | - | (3,250) |
| Stock-based compensation | - | - | - | - | 8,010,050 |
| Travel | - | 2,373 | 976 | 6,634 | 71,222 |
| Website development costs | 8,000 | - | 8,000 | - | 16,700 |
| Total Expenses | 99,074 | 148,084 | 164,356 | 438,319 | 10,622,382 |
| Loss from continuing operations | (99,074) | (148,084) | (164,356) | (385,883) | (10,501,072) |
| Loss from discontinued operations | - | - | - | - | (114,991) |
| Net loss for the period | (99,074) | (148,084) | (164,356) | (385,883) | (10,616,063) |
| Basic and diluted loss per share | (0.00) | (0.00) | (0.00) | (0.00) | |
| Weighted average number of shares outstanding | 96,231,862 | 79,023,166 | 93,225,970 | 77,708,666 | |

The accompanying notes are an integral part of the financial statements

# WATAIRE INTERNATIONAL, INC.

(Formerly Cimbix Corporation)
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the six months ended September 30, 2009 and 2008 and
for the period August 17, 2000 (Inception) to September 30, 2009
(Stated in US Dollars)
(Unaudited)

| | For the 6 months ended Sept. 30, | | August 17, 2000 (Inception) to Sept. 30, |
| --- | --- | --- | --- |
| | 2009 | 2008 | 2009 |
| **Operating Activities** | | | |
| Loss from continuing operations | (164,356) | (385,883) | (10,616,063) |
| Adjustments to reconcile loss to cash used | | | |
| in operating activities : | | | |
| Amortization | 154 | 154 | 70,897 |
| Donated services | - | - | 11,250 |
| Website development costs written off | - | - | 8,700 |
| Shares issued for services | - | - | 122,070 |
| Advances written off | - | - | 199,542 |
| Change in non-cash working capital items : | | | |
| Accounts receivable | - | - | - |
| Prepaid expenses and retainers | 8 | (12,853) | (9,758) |
| Deferred revenue | (20,643) | 86,274 | 168,424 |
| Advance on marketing agreements | - | - | (250,000) |
| Stock-based compensation | - | - | 8,010,050 |
| Advance on inventory | - | 6,791 | (149,541) |
| Inventory | - | 10,253 | (246,361) |
| Accounts payable and accrued liabilities | 73,531 | (135,600) | 427,385 |
| Net cash used in operating activities | (111,306) | (430,864) | (2,253,405) |
| **Investing Activities** | | | |
| License payment advanced | - | - | (50,000) |
| Capital assets | - | - | (922) |
| Advanced to subsidiaries | - | - | (115,091) |
| Acquisition of intangibles-net | - | (10,689) | (1,467,624) |
| Website development costs | - | - | (8,700) |
| Proceeds from disposition of subsibiaries | - | - | 100 |
| Net cash used in investing activities | - | (10,689) | (1,642,237) |
| **Financing Activities** | | | |
| Bank indebtedness | - | (5,885) | - |
| Shareholder loan & interest | (106,589) | 104,096 | - |
| Due to related parties | 47,592 | 53,717 | 48,872 |
| Shares issued for cash | - | 180,000 | 1,792,102 |
| Shares issued for Intangibles | - | - | 960,000 |
| Shares issued for Debt | 172,000 | 110,000 | 731,313 |
| 5% Convertible debentures | 125,000 | - | 125,000 |
| Deferred stock-based comp. | (126,667) | - | (126,667) |
| Shares issued for Promissory Notes | - | - | 365,087 |
| Net cash provided by financing activities | 111,336 | 441,928 | 3,895,707 |
| Increase/(Decrease) in Cash | 30 | 375 | 65 |
| Cash, beginning | 35 | - | - |
| Cash, ending | 65 | 375 | 65 |

The accompanying notes are an integral part of the financial statements

**WATAIRE INTERNATIONAL, INC.**
(Formerly Cimbix Corporation)
(A Development Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009
(Stated in US Dollars)

**Note 1.  General Organization And Business**

The Company was incorporated on August 17, 2000 in the State of Washington, USA
and the Company's common shares are publicly traded on the OTC Bulletin Board.
On September 26, 2006, the Company approved a name change from Cimbix Corporation
to Wataire International, Inc.

The Company markets and distributes atmospheric water generator machines. It also
owns all of the intellectual property relating to a water treatment process and devices
for water-from-air machines. Management plans to further evaluate, develop and manage
the commercialization, sub-license and/or commercial sale of these products.

These consolidated financial statements have been prepared in accordance with
generally accepted accounting principles applicable to a going concern, which assumes
that the Company will be able to meet its obligations and continue its operations for its
operations for its next fiscal year. Realization values may be substantially different from
carrying values as shown and these financial statements do not give effect to adjustments
that would be necessary to the carrying values and classification of assets and
liabilities should the Company be unable to continue as a going concern. At September 30,
2009, the Company had not yet achieved profitable operations, has accumulated losses
of $10,616,063 since its inception and expects to incur further losses in the development
of its business, all of which cast substantial doubt about the Company's ability to
continue as a going concern.

The Company's ability to continue as a going concern is dependent upon future profitable
operations and/or the necessary financing to meet its obligations and repay its liabilities
arising from normal business operations when they come due. Management has obtained
additional funds by related party advances, however there is no assurance that this
additional funding is adequate and further funding may be necessary.

**Note 2.  Significant Accounting Policies**

These consolidated financial statements have been prepared in accordance with generally
accepted accounting principles in the United States of America and are stated in US
dollars. Because a precise determination of many assets and liabilities is dependent upon
future events, the preparation of financial statements for a period necessarily involves the
use of estimates which have been made using careful judgment. Actual results may differ
from these estimates.

The financial statements have, in management's opinion, been properly prepared within
the framework of the significant accounting policies summarized below :

(a)  Development Stage Company

The Company is a development stage company as defined in the Statements of Financial
Accounting Standards ("SFAS") No. 7. The Company is devoting substantially all of its
present efforts to establish a new business and none of its planned principal operations have

commenced. All losses accumulated since inception has been considered as part of the Company's development stage activities.

(b) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Petsmo Inc. and Aqua Technologies, Inc. All inter-company transactions and balances have been eliminated.

(c) Financial Instruments

The carrying values of cash, accounts receivable, accounts payable, promissory notes payable and due to related parties approximate fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(d) Inventory

Inventory, which consists of finished goods, is valued at the lower of cost net realizable value using the first in first out (FIFO) method.

(e) Website Development Costs

Under the provisions of Statement of Position No. 98-1 "Accounting for the Costs of Computer Software Development or Obtained for Internal Use," the Company previously capitalized costs of design, configuration, coding, installation and testing of the Company's website up to its initial implementation. Costs are amortized to expense over an estimated useful life of three years using the straight-line method. Ongoing website post-implementation cost of operations, including training and application, are expensed as incurred. The Company evaluates the recoverability of website development costs in accordance with Financial Accounting Standards No. 121 " Accounting of the Impairment of Long Lived Assets."

(f) Intangible Assets and Amortization

The Company has adopted SFAS No. 142 "Goodwill and Other Intangible Assets", which requires that goodwill not be amortized, but that goodwill and other intangible assets be tested annually for impairment. Intangible assets with a finite life will be amortized over the estimated useful life of the asset. The Company's operational policy for the assessment and measurement of any impairment in the intangible assets, which primarily relates to contract-based intangibles such as license agreements and extensions, is to evaluate annually, the recoverability and remaining life of its intangible assets to determine the fair value of these assets.

(g) Revenue Recognition

The Company receives revenues from the sale of water generator machines. The Company recognizes revenues when persuasive evidence of an arrangement exists, the product is delivered and collection is reasonably assured. A one-year warranty is provided by the Company on all its products.

(h) Income Taxes

The Company follows SFAS No. 109, "Accounting for Income Taxes" which requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized

for future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carry forwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

(i)  Basic and Diluted Loss Per Share

The Company computes net loss per share in accordance with SFAS No. 128. "Earnings Per Share". SFAS 128 requires presentation of both basic and diluted earnings per share ("EPS") on the face of the income statement. Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS gives effect to all dilative potential common shares outstanding during the year including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the year is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilative potential common shares if their effect is anti dilative.

(j)  Stock-based Compensation

In December 2004, the Financial Accounting Standards Board issued FAS 123R "Share-Based Payment", a revision to FAS 123. FAS 123R replaces existing requirements under FAS 123 and APB 25, and requires public companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. FAS 123R also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. For small business filers, FAS 123R is effective for interim or annual periods beginning after December 15, 2005. The Company adopted FAS 123R on October 1, 2006.

(k)  Foreign Currency Translation

The Company translates foreign currency transactions and balances to its reporting currency, United States dollars, in accordance with SFAS No. 52, "Foreign Currency Translation". Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year. Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or the liabilities assumed. Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date. All exchange gains and losses are included in the determinination of net income (loss) for the year.

(l)  Reclassifications

Certain items in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current period's presentation. These reclassifications have no effect to the previously reported income (loss).

(m)  Change in Reporting Year

The Company adopted March 31 as its fiscal year end from September 30 in 2008.

(n )  Recently Issued Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 162, The Hierarchy of Generally Accepted Accounting Principles. SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles that are presented in conformity with generally accepted accounting principles in the United States. SFAS No. 162 is effective 60 days following the Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe SFAS No. 162 will have a material impact on its financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosure about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133. SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company does not believe SFAS No. 161 will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations. SFAS No. 141(R) retains the fundamental requirements in SFAS No. 141, Business Combinations, that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. SFAS No. 141(R) requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in SFAS No. 141(R). In addition, SFAS No. 141(R) requires acquisition costs and restructuring costs that the acquirer expected but was not obligated to incur to be recognized separately from the business combination, therefore, expensed instead of part of the purchase price allocation. SFAS No. 141(R) will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. The Company expects to adopt SFAS No. 141(R) to any business combinations with an acquisition date on or after January 1, 2009. The Company does not believe SFAS No. 141(R) will have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51. SFAS No. 160 changes the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The Company does not believe SFAS No. 160 will have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. SFAS No. 159 permits an entity to irrevocably elect fair value on a contract-by-contract basis as the initial and subsequent measurement attribute for many financial assets and liabilities and certain other items including insurance contracts. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS No. 157, Fair Value Measurements. The Company does not expect the adoption of SFAS No. 159 to have a material impact on its financial condition or results of operations.

## Note 3.  Related Party Transactions

During the period ended September 30, 2009, directors of the company charged the following

expenses to the Company:

| | |
|---|---|
| Management fees | $90,000 |
| Loan interest | $2,288 |

## Note 4.  Common Stock

For the Year Ended March 31, 2009

Share Subscriptions

On April 8, 2008, the Company entered into an agreement to issued 1,600,000 units at $0.05 per unit with Darfield Financial Corp. for an aggregate amount of $80,000. Each unit consists of one common share and one half warrant exercisable at $0.05 per share on or before April 7, 2011.

On May 30, 2008 the Company entered into a private placement agreement to issued 1,111,112 common stock at $0.09 per share for proceeds of $100,000 to two accredited investors and to issued 555,556 common stock to each investor.

Share For Debt Settlements

On June 17, 2008, the Company approved the issuance of 1,000,000 units at $0.06 per share to settle amounts due to a director of the Company totaling $60,000. Each unit contain one common share and one share warrant exercisable at $0.06 per share on or before June 16, 2011.

On July 8, 2008, the Company approved the issuance of 1,000,000 units at $0.05 per share to settle amounts due to a director of the Company totaling $50,000. Each unit contain one common share and one share warrant exercisable at $0.05 per share on or before July 7, 2011.

On January 9, 2009, the Company approved the issuance of 8,000,000 common shares at $0.005 per share to settle amounts due to a director of the Company totaling $40,000.

On February 26, 2009, the Company have signed agreement with existing warrant options holders to cancel all existing warrant options available to the Company.

For The Six Months Ended September 30, 2009

Shares For Debt and Service Settlements

On April 22, 2009, the Company approved the issuance of 4,000,000 common shares at $0.005 per share to settle amounts due to a debtor of the Company totaling $20,000.

On July 31, 2009, the Company approved the issuance of 7,600,000 common shares at $0.02 per share for services provided by several professionals for a 12 months period totaling $152,000.

On September 14, 2009, the Company entered into a definitive agreement with the Chief Executive Officer and director of the Company for the issuance of share purchase warrants for executive compensation, with a term of five years, exercisable at $0.01 per share, for 7,500,000 shares of common stock with a cashless exercise provision.

## Note 5.  Warrants

During February 2009, the Company received signed consent agreements with all existing warrant holders that cancel the entire balance of 7,058,823 outstanding warrants.

## Note 6.  Stock Options and Stock Based Compensation

During 2006, the Company authorized a share option plan under which employees were granted options to purchase shares of authorized but unissued, common shares. During the years ended March 31, 2009 and 2008, all options issued in this plan were either forfeited as options went unexercised due to employee terminations or cancelled  via signed consent agreements with all remaining option holders.

There was no compensation charge associated with stock options included in the statement of operations for the six months ended September 30, 2009 and 2008.

## Note 7.  Contingencies

### Agreement

On December 11, 2006 and December 12, 2006, the Company entered into two marketing agreements in which the Company would pay $1,000,000 and issue 1,000,000 common shares. During the year ended March 31, 2008, the Company paid $250,000 in respect to the cash portion of the agreements and had issued 1,000,000 common shares of the Company.  The 1,000,000 shares issued were not released to the marketing company as it has not commenced its branding and marketing efforts and the contract has expired. The 1,000,000 shares have been returned back to treasury. The $250,000 is classified as an Advance on Marketing Agreements on the balance sheet. The Company is currently re-negotiating new terms on this agreement.

### Legal

On October 11, 2006, the Company was named as a co-defendant in a lawsuit whereby The plaintiffs were claiming general damages, with respect to funds totaling approximately $94,000 which were allegedly misappropriated, interest, costs and such further and other relief as the court may deem just. Management of the Company believed the claim was without merit and was unlikely to succeed. The Company filed a statement of defense denying the allegations and a counterclaim for defamation. The court ordered a severance of the action, and required the plaintiffs to prove their damages, before proceeding to trial on issues of liability. The lawsuit by the plaintiffs was dismissed on October 6, 2008.

Aquaduct International. LLC v. Wataire International, Inc. et. Al. This litigation was commenced on December 11, 2008 by the Company's former distributor over the alleged purchase of certain atmospheric water machines. On July 20, 2009, the Company answered the lawsuit and filed a cross-complaint against the plaintiff. Both parties are interested in resolving this dispute informally rather than proceeding further into litigation. To that end, mediation has been scheduled for August 20, 2009 in Los Angeles County with a private mediator. We cannot provide a reasonable evaluation of the likelihood of an unfavorable outcome at this time since no discovery has commenced on the Company's cross-complaint and only very basic discovery has been performed in connection with the complaint. No loss provision has been recorded as of March 31, 2009.

## Note 8.  Inventory

At September 30, 2009 and March 31, 2009, inventories are comprised of finished water-from-air machines totaling $250,456, and $250,456, respectively.

## Note 9.  Intangibles

On April 25, 2007, the Company entered into an agreement to acquire all of the intellectual property ("IP") relating to a water treatment process and related devices for water-from-air machines from Wataire Industries Inc., Canadian Dew Technologies

Inc., Terrence Nylander and Roland Wahlgren. Mr. Nylander was at the time of signing the agreement and currently, the President of the Company. Consideration for the purchase of the IP was $476,190 (CAD $500,000), which was paid on March 31, 2007, the issuance of 4,800,000 shares of common stock of the Company, the agreement by the Company to pay a royalty equal to 5% of the gross profits from the sales of all apparatus or products relating to the IP for a period of 30 years from April 25, 2007 and a royalty equal to 5% of gross licensing revenues on the IP. This consideration is in addition to the 11,000,000 shares of common stock previously issued for the license rights as disclosed in the Company's annual September 30, 2006 audited consolidated financial statements. The IP acquisition was completed in July 2007.

The IP acquired by the Company includes all copyrights, patent rights, trade secret rights, trade names, trademark rights, process information, technical information, contract rights and obligations, designs, drawings, inventions and all other intellectual and industrial property rights of any sort related to or associated with the invention.

The intangibles consist of patents and trademark applications of $31,434 and the cost of the acquisition of IP Technology of $2,546,062 as described above.

| | | |
|---|---|---|
| Patents, Trademark applications | $ | 31,434 |
| | | |
| 4,800,000 shares issued to Wataire Ecosafe and Canadian Dew Technologies | $ | 960,000 |
| Cash consideration | | 476,190 |
| Remaining license rights including 11,000,000 shares issued to Wataire Ecosafe | | 1,109,872 |
| | $ | 2,546,062 |

## Note 10. Deferred Revenue

As of September 30, 2009 and March 31, 2009, deferred revenue totaled $168,424 and $189,067, respectively, consisting of cash payments made by customers in advance of product shipment.  Revenue will be recognized when finished goods are shipped to the customer.

## Note 11.  5% Convertible Debentures

On September 14, 2009, the Company entered into a definitive agreement with the Chief Executive Officer and director of the Company to convert the loan of $100,000 plus interest and debt balance totaling $125,000 into a Two Year 5% Convertible Debentures. The Debentures accrue interest at a rate of 5% per annum. The Debentures are automatically convertible into shares of the Company's Common Stock at a per share conversion price of $0.01, upon increase in the Company's authorized common stock.

## Note 12.  Income Taxes

The Company has losses for tax purposes totaling $10,616,063 which may be applied against future taxable income. These losses begin to expire in 2027. The potential tax benefit arising from these losses has not been recorded in the consolidated financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current operations.

**Management's Discussion and Analysis of Financial   Condition and Results of Operations**.

**General**

Wataire is a Washington corporation incorporated on August 17, 2000.  Wataire is currently in the development stage and has completed its acquisition of all of the intellectual property relating a water treatment process and devices for water-from-air machines.  The agreements previously executed between the Company and Ecosafe have been terminated and cancelled and forms part of the current agreement.  To this end, the Company's future results of operation will be highly dependent upon the success of its efforts to sell and market its products and technologies. The Company plans to sell its products to distributors and also through multiple indirect channels, such as resellers.

**Results of Operations for the six months periods ended September 30, 2009 and 2008**.

The operating results and cash flows are presented for the six months periods ended September 30, 2009 and 2008 and for the period of inception to September 30, 2009.

Revenues. For the six months period ended September 30, 2009, we had total nil revenue compared to $154,540 for the six months period ended September 30, 2008, a decrease of $154,540 from our sales of products.

Operating Expenses.  For the six months period ended September 30, 2009, we had total operating expenses of $164,356 as compared to $438,319 for six months period ended September 30, 2008. The decrease of $273,963.

Management Fees.  For the six months periods ended September 30, 2009 and 2008, we had same amount of management fees of $90,000.

Professional Fees.  For the six months period ended September 30, 2009, we had professional fees of $35,994 as compared to $31,548 for the six months period ended September 30, 2008, an increase of $4,446.

Net Loss.  The net loss for the six months period ended September 30, 2009 was $164,356 as compared to $385,883 for

the six months period ended September 30, 2008, a decrease
of $221,527.

**Plan of Operation**

We currently have minimal cash reserves and a significant
working capital deficit.   Accordingly, our ability to pursue
our plan of operations is contingent on our being able to obtain
funding for the development, marketing and commercialization of
our products and services. Management plans, as soon as finances
permit, to hire additional management and staff for its US-based
operations especially in the areas of finance, sales, marketing,
and investor/public relations.  The Company may also choose to
outsource some of its marketing requirements by utilizing a
series of independent contractors based on the projected size of
the market and the compensation necessary to retain qualified
employees.  The Company engaged a marketing firm to handle the
Company's branding, marketing, advertising, media and public
relations for the planned upcoming 2008 North American launch of
its consumer product line of atmospheric water generators.  The
term of the engagement is for one year, and the Company has paid
the marketing firm $250,000 and issued 1,000,000 shares of
common stock that has been registered on Form S-8 for their
services. The marketing agreements expired and the Company has
not commenced its branding and marketing efforts and therefore
the shares were not released by the Company. The Company is
currently re-negotiating the terms of its agreements with the
marketing firm.

To achieve our new operational plan, we will need to raise
substantial additional capital for our operations through
licensing fees and product sales, sale of equity securities
and/or debt financing.  We have no cash to fund our operations
at this time, so we plan to sell licenses and products, offer
common stock in private placements as well as seeking debt
financing during the next 12 months to raise up to $8,000,000.
We believe the proceeds from such efforts will enable us to
expand our operations, buy inventory and start our marketing
campaign.

Due to the "start up" nature of the Company's business, the
Company expects to incur losses as the Company conducts its
ongoing research, product and systems development programs. We
will require additional funding to continue our operations, for
marketing expenses, to pursue regulatory approvals for our
products, for any possible acquisitions or new technologies, and
we may require additional funding to establish manufacturing

capabilities in the future.  We may seek to access the public or private equity markets whenever conditions are favorable.  We may also seek additional funding through strategic alliances or collaborate with others. We cannot assure you that adequate funding will be available on terms acceptable to us, if at all. Because we are presently in the early stages of development and promotional stages of our business, we can provide no assurance that we will be successful with our efforts to establish any revenue.  In order to pursue our existing operational plan, we are dependent upon the continuing sales and financial support of creditors and stockholders until such time when we are successful in raising debt/equity capital to finance the operations and capital requirements of the Company or until such time that we can generate sufficient revenue from our various divisions.

## Liquidity and Financial Resources

The Company remains in the development stage since inception. Operations were financed through proceeds from sales and the issuance of equity and loans from directors.  The directors have also advanced funds into the Company to cover cash flow deficiencies . The advances have no stated repayment terms. These funds were used to pay inventory, services, legal and accounting expenses along with several other miscellaneous operational infrastructure costs.

The Company's financial statements are presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  At June 30, 2009, we have been unsuccessful in our efforts to raise additional capital to meet our plan of operations. Our cash position as of June 30, 2009 was ($17). Since inception, we have recognized no significant revenue. We have accumulated operating losses of $10,506,425. At the present time, and over the next twelve months, our primary focus will be to develop our marketing plan, new initiatives and operational plan to establish sales and to explore various methods for raising additional funds.

## Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the
Company's financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the financial

statements requires the Company to make estimates and judgments
that affect the reported amount of assets, liabilities, and
expenses, and related disclosures of contingent assets and
liabilities. On an on-going basis, the Company evaluates its
estimates, including those related to intangible assets, income
taxes and contingencies and litigation. The Company bases its
estimates on historical experience and on various assumptions
that are believed to be reasonable under the circumstances, the

results of which form the basis for making judgments about
carrying values of assets and liabilities that are not readily
apparent from other sources. Actual results may differ from
these estimates under different assumptions or conditions.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued
Statement of Financial Accounting Standards No. 141, Business
Combinations, and Statement of Financial Accounting Standards
No. 142, Goodwill and Other Intangible Assets. They also issued
Statement of Financial Accounting Standards No. 143, Accounting
for Obligations Associated with the Retirement of Long-Lived
Assets, and Statement of Financial Accounting Standards No. 144,
Accounting for the Impairment or Disposal of Long-Lived Assets,
in August and October 2001, respectively. SFAS 141 requires all
business combinations initiated after June 30, 2001 to be
accounted for under the purchase method. SFAS 141 supersedes APB
Opinion No. 16, Business Combinations, and Statement of
Financial Accounting Standards No. 38, Accounting for Pre-
acquisition Contingencies of Purchased Enterprises, and is
effective for all business combinations
initiated after June 30, 2001.

SFAS No. 142 addresses the financial accounting and reporting
for acquired goodwill and other intangible assets. Under the new
rules, the Company is no longer required to amortize goodwill
and other intangible assets with indefinite lives, but will be
subject to periodic testing for impairment. SFAS 142 supersedes
APB Opinion No. 17, Intangible Assets. The Company's operational
policy for the assessment and measurement of any impairment in
the value of goodwill and intangible assets, which primarily
relates to contract-based intangibles such as
license agreements and extensions, is to evaluate annually, the
recoverability and remaining life of its intangible assets to
determine the fair value of these assets.  The methodologies to
be used to estimate fair value include the use of estimates and
assumptions, including projected revenues, earnings and cash

flows.  If the fair value of any of these assets is determined to be less than its carrying value, the Company will reflect the impairment of any such asset over its appraised value.

SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The adoption of SFAS No. 143 is not expected to have a material impact on the Company's financial statements.

SFAS 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS 144 superseded Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121), and APB Opinion No. 30, Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The provisions of SFAS 144 are effective in fiscal years beginning after December 15, 2001, with early adoption permitted, and in general are to be applied prospectively. The Company records impairment losses on long lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the asset's carrying amount. In such cases, the amount of the impairment is determined on the relative values of the impaired assets.

Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, Financial Statements, addresses consolidation by business enterprises of variable interest entities. It is effective immediately for variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities acquired before February 1, 2003. The implementation of Interpretation No. 46 did not have a material effect on the Company's financial statements.

SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, amends and clarifies accounting for derivative instruments under SFAS No. 133. It is

effective for contracts entered into after June 30, 2003. The impact of adoption of this statement is not expected to be significant.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The impact of adoption of this statement is not expected to be significant.

In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets, an amendment of APB No. 29, Accounting for Non-monetary Transactions. SFAS 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this standard to have a material effect on its financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement 123 (revised 2004) which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation.  This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains services in share-based payment transactions. This Statement requires a public entity to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service

in exchange for the award the requisite service period (usually the vesting period).

## PREEMPTIVE RIGHTS

Holders of our common stock do not have any preemptive rights with respect to issuances of common stock by the Company.

## DISSENTERS' OR APPRAISAL RIGHTS

Under Washington law, our stockholders do not have any dissenters' or appraisal rights with respect to the approval of the Articles of Amendment to increase our authorized common stock.

## INDEPENDENT AUDITORS

There have been no changes in or disagreements with the Company's independent registered public accounting firm in the last two fiscal year. A representative of Gruber & Company, LLC, the Company's independent registered public accounting firm, is not expected to be present at the Special Meeting.

## AVAILABILITY OF CERTAIN DOCUMENTS REFERRED TO HEREIN

THIS PROXY STATEMENT AND THE APPENDIX HERETO REFER TO CERTAIN DOCUMENTS OF THE COMPANY THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT IS DELIVERED, UPON ORAL OR WRITTEN REQUEST, WITHOUT CHARGE, DIRECTED TO ROBERT ROSNER, CHIEF EXECUTIVE OFFICER, WATAIRE INTERNATIONAL, INC., 21900 BURBANK BLVD., 3RD FLOOR, WOODLAND HILLS, CA 91367. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, SUCH REQUESTS SHOULD BE MADE BY FEBRUARY  , 2010.

## OTHER MATTERS

The Board of Directors knows of no other business that will be presented to the Special Meeting. If any other business is properly brought before the Special Meeting, proxies in the enclosed form will be voted in respect thereof as the proxy holders deem advisable.

It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

By Order of the Board of Directors,

/s/ Robert Rosner

Woodland Hills, California
February  , 2010

Robert Rosner,
Chairman and Chief Executive Officer

FORM OF   PROXY FOR SPECIAL MEETING OF
WATAIRE INTERNATIONAL, INC.
21900 BURBANK BLVD., 3RD FLOOR
WOODLAND HILLS, CA 91367
(877) 602-9895

SOLICITATION ON BEHALF OF THE BOARD OF DIRECTORS OF WATAIRE
INTERNATIONAL, INC.

THE UNDERSIGNED hereby appoint(s) Robert Rosner and _____, or either of them, with full power of substitution, to vote at the Special Meeting of Stockholders of Wataire International, Inc., a Washington corporation (the "Company"), to be held on        , 2010, at 10:00 A.M., Eastern Standard Time, at_____, or any adjournment thereof, all shares of the common stock which the undersigned possess(es) and with the same effect as if the undersigned was personally present, as follows:

PROPOSAL (1):      APPROVE AMENDMENT TO THE COMPANY'S ARTICLES OF INCORPORATION TO INCREASE AUTHORIZED COMMON STOCK FROM 100,000,000 SHARES TO 500,000,000 SHARES.

(   )  For              (   ) Against              (   ) Abstain

PROPOSAL (2):      TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

(   )  In their discretion, the proxy-holders are              (   )  Withhold Authority
       authorized to vote upon such other business
       as may properly come before the meeting or
       any adjournment thereof.

WHEN PROPERLY EXECUTED, THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL (1) AND IN THE DISCRETION OF THE PROXIES NOMINATED HEREBY ON ANY OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

(Please sign exactly as name appears hereon. If the stock is registered in the names of two or more persons, then each should sign. Executors, administrators, trustees, guardians, attorneys and corporate officers should include their capacity or title.)

Please sign, date and promptly
return this Proxy in the enclosed
envelope.

--------------------------------          -----------------------
Signature                                 Date

--------------------------------          -----------------------
Signature                                 Date

UBI Number:

# Washington Profit Corporation
*See attached detailed instructions*

- ❑ **Filing Fee $30.00**

- ❑ **Filing Fee with Expedited Service $50.00**



Page 1 of 1

STATE OF WASHINGTON SECRETARY OF STATE

APD

# ARTICLES OF AMENDMENT
Chapter 23B.10 RCW

| SECTION 1 |
|---|
| **NAME OF CORPORATION:** *(as currently recorded with the Office of the Secretary of State)* |
| Wataire International, Inc. |

| SECTION 2 |
|---|
| **AMENDMENTS** were adopted on this DATE:  January , 2010 |

| SECTION 3 |
|---|
| **ARTICLES OF AMENDMENT WERE ADOPTED BY:** *(please check one of the following)* |
| 1:1     Board of Directors *(shareholder action was not required)* |
| I✓]     Duly approved by shareholders in accordance with 23B.10.030 and 23B.10.040 RCW |
| 1:1     Incorporators *(shareholder action was not required)* |

**SECTION 4**
**AMENDMENTS TO ARTICLES ON FILE:** *(if necessary, attach additional information)*

Article II, Section 2.1 Authorized Capital, of the Articles of Incorporation is amended as set forth in the Attachment.

**ATTACHMENT**

Section 2.1 of Article II is amended to read in its entirety as follows:

    2.1.    Authorized Capital

    The total number of shares that this corporation is authorized to issue is 520,000,000, consisting of 500,000,000 shares of common stock, having a par value of $0.0001 per share, and 20,000,000 shares of Preferred Stock, having a par value of $0.0001 per share. The common stock is subject to the rights and preferences of the Preferred Stock as set forth below.